[Skadden, Arps, Slate, Meagher & Flom LLP]

November 4, 2008

VIA EDGAR TRANSMISSION

AND BY HAND

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Mr. Nicholas P. Panos

Dear Mr. Panos:

On behalf of NDS Group plc (“NDS” or the “Company”), set forth below are responses to the comments of the staff of the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) relating to Amendment No. 2 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) and Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”), each filed by the Company on October 14, 2008. The responses are based on information provided to us by the Company, News Corporation and Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l. (the latter two entities together being the “Bidcos”). Capitalized terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement and/or the Schedule 13E-3, as applicable.

The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in boldfaced print below. References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 3 to the Proxy Statement on Schedule 14A (the “Revised Proxy Statement”) and Amendment No. 3 to the Transaction Statement on Schedule 13E-3 (the “Revised Schedule 13E-3”), each as filed via EDGAR submission concurrently with this letter and dated November 4, 2008.

The Revised Proxy Statement and Revised Schedule 13E-3 contain responses of the Company to the Staff’s comments contained in the Comment Letter, as well as additional changes required to update the disclosure contained in the Proxy Statement and Schedule 13E-3. To facilitate the Staff’s review, we have also provided, on a supplemental basis, blacklines of the

Revised Proxy Statement marked against the Proxy Statement and the Revised Schedule 13E-3 marked against the Schedule 13E-3.

Schedule 13E-3

General

1.	We are in receipt of an application for confidential treatment related to Exhibit (c)(4) submitted by Nuclobel Lux 1 S.Ar.L and Nuclobel Lux 2 S.Ar.L. Upon completion of our review of the application, we will provide comments, if any, in a separate letter to the person designated in the application. All comments will need to be resolved prior to the completion of our reviews of your Schedule 13E-3 and Preliminary Proxy Statement.

We understand that the Staff will provide comments (if any) relating to this application to Nuclobel Lux 1 S.àr.l. and Nuclobel S.àr.l. shortly and that these comments (if any) will need to be resolved prior to your completion of your reviews of our Revised Schedule 13E-3 and Revised Proxy Statement.

Exhibit (c)(2)

2.	We note your response to comment 5 of our letter dated October 3, 2008. Please include at the beginning of the exhibit a statement from Permira Advisers LLP and News Corporation granting consent to NDS shareholders to use the Information in the Presentation in their evaluations of the Proposed Transactions. We note further that Exhibits (c)(7), (8) and (9) all contain language prohibiting anyone other than the party for whom the information in the exhibit was prepared from using the information. Please revise each exhibit to remove the implication that security holders may not rely on the information. Alternatively, include at the beginning of each exhibit a statement from the exhibit’s author granting consent to NDS shareholders to use the information in their evaluations of the Proposed Transactions.

In response to the Staff’s comment, the Company respectfully submits to the Staff its view that it is not appropriate to revise the language of any of the Presentations attached to the Revised Schedule 13E-3 as Exhibits (c)(2), (c)(7), (c)(8) and (c)(9) because the Presentations have already been presented to the Independent Committee by News Corporation and Permira Advisers LLP, in the case of Exhibit (c)(2), to representatives of News Corporation by JPMorgan, in the case of Exhibits (c)(7) and (c)(8), and to the Independent Committee by Citi, in the case of Exhibit (c)(9), and have been filed in the form so presented. The Company also submits to the Staff its view that it is not appropriate to add statements at the beginning of the Presentations from their respective authors granting consent to the Company’s shareholders to use the information in their evaluations of the Proposed Transactions. The Presentations reflect the arrangements previously made between their respective authors and recipients, and those arrangements should not be altered after the fact. The Company’s shareholders should be entitled to read the Presentations in their entirety, in the form presented to the Independent Committee or representatives of News Corporation.

Preliminary Schedule 14A

General

3.	We note your response to comment 7 of our letter dated October 3, 2008. As requested, please revise the headers on pages 1 and 4 to indicate that the proxy statement is in preliminary form.

The Company has revised the disclosure on pages i and 1 of the Revised Proxy Statement in response to the Staff’s comment.

4.	We note your response to comment 8 of our letter dated October 3, 2008. Please tell us when you intend to file the amendment to the Form 8-K filed on August 20, 2008.

The Company filed the amendment to the Form 8-K filed on August 20, 2008 on November 4, 2008.

Summary Term Sheet

Effect of the Scheme on Our Capital Stock and Outstanding Options, page 2

5.	The summary term sheet must be written in plain English. See Item 1001 of Regulation M-A. You should avoid or appropriately explain in this section such terms as “hurdle shares,” which may be unfamiliar to domestic investors. Please revise your disclosure accordingly.

The Company has revised the disclosure on page 2 of the Revised Proxy Statement in response to the Staff’s comment.

Certain Questions and Answers About the Scheme

Q:   What will I receive in the Scheme?, page 14

6.	Please revise the statement appearing in this section that: the $63.00 per share offer being made by your affiliates represents a premium of approximately 34.9 percent over the closing price of $49.70 per share on June 27, 2008. In fact, the premium over the closing price would appear to be 26.8 percent, while the premium over the “cash-adjusted” per share value you have calculated would appear to be 34.9 percent.

The Company has revised the disclosure on page 15 of the Revised Proxy Statement in response to the Staff’s comment.

7.	We refer to comment 28 of our letter dated October 3, 2008, in which we asked what consideration the Independent Committee gave, in evaluating the fairness of the offer, to the “control discount” in the market price of your shares. We note that in the bullet point on the bottom of page 37, you cite the negative impact that being a controlled company potentially has had and will continue to have on the market price for the ADSs. We also note that Citi, the financial advisor to the Independent Committee, in its July 24, 2008 presentation, stated that the limited free float for the ADSs reduces the relevance of a market premium as a valuation benchmark. Please explain, with a view to disclosure, the impact that these factors have and have had on the suitability of the market premium as a valuation and fairness indicator.

The Company has revised the disclosure on page 38 of the Revised Proxy Statement in response to the Staff’s comment.

Special Factors

Effects of Going Private Transaction on Interests in the Company’s Net Book Value and Net Income, page 26

8.	We note your response to comment 12 of our letter dated October 3, 2008. However, it does not appear that you have revised the table to indicate the effect of the Scheme on each affiliate’s interest in the company’s net book value and net income in percentage terms. Therefore, we reissue comment 12.

The Company has revised the disclosure on page 26 of the Revised Proxy Statement in response to the Staff’s comment.

Background of the Proposed Transactions, page 7

9.	We note your statements in this section that the information in several of the presentations filed as exhibits to the Schedule 13E-3 should not be relied upon. Please delete these disclaimers or provide the additional disclosures specified in Section II.D.1 of the Current Issues and Rulemaking Projects Outline (November 14, 2000), available on our website at www.sec.gov.

The Company has revised the disclosure on pages 28 and 30 of the Revised Proxy Statement in response to the Staff’s comment, deleting the disclaimers regarding the May 27, 2008 and June 11, 2008 presentations, respectively, and amending the disclosure regarding the January 24, 2008 and June 5, 2008 presentations, respectively.

10.	You disclose on page 28 that the presentation given by Morgan Stanley on January 24, 2008 included projections provided by NDS to Morgan Stanley extending through 2018. However, the projections included on page 54, and in the relevant exhibit, do not appear to be as extensive. Please advise.

The Company supplementally advises the Staff that, in connection with the preparation of Morgan Stanley’s January 24, 2008 presentation, NDS management provided Morgan Stanley with then-current projections for fiscal years 2008–2012. Morgan Stanley in turn used its own stabilizing assumptions to extend the projections data through fiscal year 2018 in order to complete its own analysis. The disclosure on page 28 of the Revised Proxy Statement has been revised to clarify these factual circumstances. The Company further supplementally advises the Staff that, as with the projections data provided by the Company in connection with Morgan Stanley’s January 24th presentation, the Company provided projections data only through 2012 in the Management Case disclosed on page 55 of the Revised Proxy Statement and assumptions data only through 2012 in connection with the Enhanced Performance Assumptions disclosed on page 56 of the Revised Proxy Statement.

11.	In the meeting on June 24, 2008, the parties discussed the rationale of Permira Advisers LLP in undertaking the transaction. Please disclose this rationale. Similarly, we note your revised disclosure that in March 2008, the parties discussed their respective views on the long-term strategic direction for the company. Please disclose the substance of the discussions on this issue. Refer to Item 1006(c) of Regulation M-A. In this regard, we note your disclosure on page 35 that numerous challenges faced by NDS are expected to adversely affect its revenues and operating income growth in future years. We also note that the written materials presented by Morgan Stanley to NDS and News Corporation on January 24, 2008, filed as Exhibit (c)(6) to your Schedule 13E-3, state that one of the objectives for NDS is to allow it to more freely pursue an M&A growth strategy. Please disclose these potential strategies considered and discussed by the parties and their advisors, including any exit strategies.

The Company has revised the disclosure on page 29 of the Revised Proxy Statement in response to the Staff’s comment. The Company has also revised the disclosure on page 31 to reflect that neither Permira Advisers LLP nor the Bidcos were present at the meeting on June 24, 2008, and that the rationale of Permira Advisers LLP was not discussed. In addition, the Company supplementally advises the Staff that, although one of the effects of the Proposed Transactions will be to eliminate certain adverse tax consequences to News Corporation of certain transactions, which may lead the Company to pursue merger or acquisition transactions as part of its growth strategy, the discussions among News Corporation, Permira Advisers LLP and management of NDS did not concern any present plan, proposal, negotiation or intention with respect to any particular transaction or series of transactions of the type referenced by Item 1006(c) of Regulation M-A, other than the Proposed Transactions.

12.	We note the parenthetical you have added in the second paragraph on page 31, in which you state that the parties deemed it appropriate to compare NDS’s cash adjusted premium to samples of non-cash adjusted premiums, because of NDS’s unusually high cash balance relative to the value of the business. Please disclose the basis for the parties’ belief that NDS’s cash balance relative to the value of the business was unusually high in comparative terms. Please also disclose the basis for your stated belief that premiums are customarily calculated without reference to cash value.

The Company has revised the disclosure on page 31 of the Revised Proxy Statement in response to the Staff’s comment.

Reasons for the Independent Committee’s Recommendation; Factors Considered, page 34

13.	We note your response to comment 22 of our letter dated October 3, 2008. Please supplementally provide us with a copy of the Board resolution that delegates authority to the Independent Committee to evaluate the fairness of the Proposed Transactions on behalf of NDS. Alternatively, revise the document to explicitly state whether NDS reasonably believes that the Proposed Transactions are fair or unfair to unaffiliated security holders. See Item 1014(a) of Regulation M-A.

The Company has enclosed, as Annex A to this letter, an extract of the minutes of a meeting of the Board at which the Board delegated authority to the Independent Committee to evaluate the fairness of the Proposed Transactions on behalf of NDS.

14.	We note your response to comment 26 of our letter dated October 3, 2008. Please provide examples of the types of information (i.e., the information provided by NDS management, the public available information about NDS, etc.) that led the Independent Committee to conclude that the $63.00 per share consideration is fair in light of NDS’s business, operations, financial conditions, strategy and prospects, as well as NDS’s historical and projected financial performance, and explain specifically how that information supports the conclusion.

The Company has revised the disclosure on pages 35 and 36 of the Revised Proxy Statement in response to the Staff’s comment.

15.	We note that you cite as a positive factor in at least four separate bullet points the analysis and opinion of Citi. We believe that you should revise your disclosure to eliminate these redundancies, which give the impression that the committee considered appreciably more positive factors than it actually did.

The Company has revised the disclosure on pages 35 and 36 of the Revised Proxy Statement in response to the Staff’s comment.

Select Publicly Traded Companies Analysis, page 50

16.	We note your responses to comments 39 and 41 of our letter dated October 3, 2008. Please identify the “certain similarities of their business, operations and business models” that led Citi to conclude that the four companies identified in this section are comparable to NDS. Also, please identify and discuss the various factors that limit the usefulness of the selected companies as a valuation reference point.

The Company has revised the disclosure on page 51 of the Revised Proxy Statement in response to the Staff’s comment.

*        *        *

The undersigned, on behalf of News Corporation, NDS Holdco, Inc., NDS Group plc, Nuclobel Lux 1 S.àr.l. and Nuclobel Lux 2 S.àr.l. (collectively, the “Filing Persons”) hereby acknowledges that: (i) the Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*        *        *

Please direct any questions concerning this letter to the undersigned at (212) 735-3743, Lou R. Kling at (212) 735-2770 or Howard L. Ellin at (212) 735-2438.

Regards,

/s/ Brandon Van Dyke
Brandon Van Dyke

cc:	Lawrence A. Jacobs, News Corporation
Greg Nardini, NDS Group plc
Paul Armstrong, Permira Advisers LLP
Matthew Layton, Clifford Chance LLP
Frederick S. Green, Weil, Gotshal & Manges LLP
Christopher Ewan, Fried, Frank Harris, Shriver & Jacobson LLP

Annex A

NDS Board Resolutions

Annex A

NDS Group plc One Heathrow Boulevard 286 Bath Road West Drayton Middlesex UB7 0DQ United Kingdom Tel: +44 (0)20 8476 8000 Fax: +44 (0)20 8476 8100 www.nds.com

November 3, 2008

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Mr. Nicholas P. Panos

Re: Certification

Dear Mr. Panos:

The attached is a certified extract of the minutes of a meeting of the Board of Directors of NDS Group plc held on March 17, 2008.

Sincerely,

Alexander Gersh
Chief Financial Officer and Secretary

Registered Office:
One Heathrow Boulevard,
286 Bath Road, West Drayton,
Middlesex UB7 0DQ
Registered No: 1950497 England

RESOLUTIONS OF

THE BOARD OF DIRECTORS OF

NDS GROUP PLC

After due and careful consideration IT WAS RESOLVED THAT Roger Einiger, Nathan Gantcher and Peter Powers be and they are hereby appointed a committee of the board, in accordance with Article 87 of the Company’s articles of association (the “Committee”), and such Committee is authorised to . . . .

(d) consider the value and fairness of any Offer to the public shareholders of the Company, and if deemed appropriate, recommend to the public shareholders any such Offer; …